EMPLOYMENT AGREEMENT


	This Agreement is entered into as of March 3, 1997 between CODED COMMUNICATIONS CORPORATION, a Delaware corporation ("Employer"), and Gary Luick, an individual ("Employee"), who agree as follows:

	1.	Hiring.  Employer hereby hires Employee as, and Employee hereby agrees to act as, Chief Executive Officer and President.

	2.	Duties.  Employee shall faithfully, loyally and diligently perform the duties described on attached EXHIBIT A on a full-time basis devoting Employee's entire productive time, ability and attention to the business of Employer and performing such other duties as Employer's Board of Directors shall from time to time specify that are consistent with the duties described on EXHIBIT A and the duties normally performed by the Chief Executive Officer and President.

	3.	Term.  The term of this Agreement shall be three (3) years,
commencing on the date of this Agreement and, unless terminated earlier as set forth below, this Agreement will expire on March 2, 2000 (the "Termination Date"). Notwithstanding the above, this Agreement shall automatically extend for a period of one year at expiration and each year thereafter, which shall become the Termination Date, unless the Employer or Employee provides the other party written notice not less than one hundred eighty (180) days prior the Termination Date of its intent to terminate the Agreement.

	4.	Termination.  At any time that Good Cause (as defined below)
exists or has arisen, Employer may, at its election, terminate this Agreement by so notifying Employee in writing (the "Good Cause Notice").  From and after the date of this Agreement, whether or not Good Cause exists or has arisen, either Employer or Employee may, at either party's election, terminate this Agreement by so notifying the other in writing (the "Termination Notice"), under certain circumstances, in accordance with the Section below entitled "Termination Obligations". Upon the earlier of the Termination Date, immediately after the giving of the Good Cause Notice, or after the giving of the Termination Notice in accordance with the Section below entitled
"Termination Obligations", (a) this Agreement shall be deemed terminated; (b) neither Employee nor Employer shall have any further rights or obligations under this Agreement except with respect (i) to Employer's obligations as set out in the Sections below entitled "Termination Obligations" and
"Indemnification" of this Agreement and (ii) to Employee's obligations under the Sections in this Agreement entitled "Confidentiality", "Proprietary Information" and "Competition", which obligations shall survive any such termination; and (c) Employee shall return to Employer all property belonging to Employer, including without limitation all Confidential Material (as defined below), promotional material, equipment, advertising information, samples, price lists and similar items. For purposes of this Agreement, "Good Cause" shall mean the existence or occurrence of any of the following:
		5.	Conviction of, or a plea of "guilty" or "no contest" to, a
felony;

		6.	A willful failure by Employee to substantially perform his
duties hereunder, other than a failure resulting from Employee's complete or partial incapacity due to physical or mental illness or impairment;

		7.	A willful act by Employee which constitutes gross misconduct or fraud and which is materially injurious to the Corporation

		8.	The death of Employee;

		9.	If Employee becomes materially "disabled" as the term is
defined under Employer's long-term disability group insurance plan.

No act, or failure to act, by Employee shall be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Corporation's best interest.

	10.	Compensation.  Employee's annual compensation under this Agreement shall be Two Hundred Thousand Dollars ($200,000) per year ("Base Salary"), payable at the rate of Three Thousand Eight Hundred Forty-Six Dollars and 15/100 ($3,846.15) per week, which payments shall be made in accordance with and at the same times as Employer's ordinary payroll procedures. The
Employee's Base Salary will be reviewed annually by the Board of Directors of the Employer; however, the Base Salary may not be reduced without the written consent of the Employee.

	11.	Options.  Employer hereby grants to Employee an initial stock option (the "Options") to purchase Three Million (3,000,000) shares of Employer's common stock at Thirty-Three Cents (.33) per share. The Options are granted and subject to the terms and conditions of the Stock Option Agreement attached to this Agreement as EXHIBIT B.

	12.	Bonus Plan.  Annually, the Board of Directors of Employer shall establish an Executive Bonus Plan pursuant to which the Employee may earn up to fifty percent (50%) of his annual Base Salary. The terms and conditions of the Executive Bonus Plan will be set annually by the Board of Directors and will be primarily based upon fiscal year financial targets and goals such as revenue, gross margin, operating income and cash flow. Notwithstanding the above, the Employee shall be paid a minimum bonus of Fifty Thousand Dollars ($50,000) for the first year of this Agreement. The bonus shall be paid in four (4) equal installments on or about March 28, 1997, June 30, 1997, September 30, 1997 and December 31, 1997. As a condition of payment of the 1997 bonus, the Employee must be employed by the Company at the scheduled payment date. Further, nothing in this Section shall preclude the Board of Directors from approving a bonus in excess of Fifty Thousand Dollars ($50,000) for the 1997 year; however, the bonus of Fifty Thousand Dollars ($50,000) discussed herein shall be the minimum bonus payable to Employee in 1997 and shall be applied as an offset against any other bonuses approved by the Board of Directors for the Employee.

	13.	Benefits.  Employee shall be entitled to the following benefits during the term of this Agreement:

		14.	Three (3) weeks paid vacation for each one-year period
during the term of this Agreement (prorated for any partial year), to be taken at such times that are consistent with Employer's standard vacation practices and policies;

		15.	Reimbursement for reasonable business expenses incurred in
the proper performance of Employee's duties under this Agreement in accordance with Employer's standard practices and policy;

		16.	Inclusion in Employer's group medical and other insurance
plans for Employer's employees. Insurance premiums for dependent coverage shall be paid by the Employer;

		17.	A monthly automobile allowance of Seven Hundred Dollars
($700) per month in accordance with Employer's standard practices and policy;

		18.	All benefits generally available to other employees of
Employer;

		19.	Inclusion in Employer's term life insurance plan for
Executive Officers, with premiums paid by Employer, in accordance with Employer's standard practices and policy.

	20.	Termination Obligations.  In the event this Agreement is
terminated, the Employee will be entitled to the following termination benefits:

		21.	If terminated by the Employee for any reason (except for the employment of Employee by a competitor of the Employer) within thirty (30)
days after giving the Termination Notice to Employer after eighteen (18)
months of continuous employment with the Employer, then Employee is to receive a severance benefit of twenty-five percent (25%) of Base Salary, payable in three (3) equal monthly installments at the date of termination.

		22.	If terminated by the Employer for Good Cause (except if
termination is the result of Employee's being convicted of a felony) after twelve (12) months of continuous employment with the Employer, then Employee is to receive a severance benefit of twenty-five percent (25%) of Base Salary, payable in a lump sum at the Termination Date.

		23.	If terminated by the Employer for any reason due to a
"change in control" (as that term is defined below) after nine (9) months of continuous employment with the Employer, or for Good Cause within twelve (12) months following a change of control (defined as a person, firm or entity, through one or a series of transactions, acquiring more than fifty percent (50%) of the Employer's common stock or purchasing substantially all of the Employer's assets and/or business), then the Employee is to receive a severance benefit of the greater of (a) one hundred percent (100%) of the annual Base Salary or (b) the value of the remainder of the Base Salary payable under this Agreement, payable in twelve (12) equal consecutive monthly installments beginning at the Termination Date.

		24.	If terminated by the Employer due to the disability of
Employee, as the term "disability" shall be defined under the Employer's long-term disability group insurance plan, after nine (9) months of continuous employment with the Employer, then Employee is to receive a severance benefit of fifty percent (50%) of annual Base Salary, payable in six (6) equal consecutive monthly installments beginning on the Termination Date, less any amounts payable to Employee under any disability insurance plan maintained by the Employer for the benefit of the Employee which is received during the six consecutive month period over which the 50% of annual Base Salary is paid.

		25.	If terminated by the Employer due to the death of the
Employee after nine (9) months of continuous employment with the Employer, then the Employee's beneficiaries are to receive a death benefit equal to fifty percent (50%) of Employee's annual Base Salary, payable in three (3) equal consecutive monthly installments beginning on the Termination Date.

		26.	If terminated for any reason by Employer (except if
termination is the result of Employee's being convicted of a felony), then Employer shall cause to be paid the COBRA medical insurance premiums of Employee, including dependent premiums if applicable, for a period of three
(3) months beginning on the Termination Date; if terminated by Employee for any reason (except for the employment of Employee by a competitor of the Employer), then Employer shall cause to be paid Employee's monthly COBRA medical insurance premiums (including dependent coverage) for a period of one
(1) month beginning on the Termination Date.

	27.	Confidentiality.  Employee hereby acknowledges that Employer has made (or may make) available to Employee certain customer lists, product design information, know-how, performance standards, future plans, business strategies, financial information, processes and other confidential and/or proprietary information of Employer or licensed to Employer, including without limitation trade secrets and copyrighted materials (collectively, the "Confidential Material"). Except as essential to Employee's obligations under this Agreement, neither Employee nor any agent, employee, officer or independent contractor of or retained by Employee shall make any disclosure of this Agreement, the terms of this Agreement or any of the Confidential
Material. Except as essential to Employee's obligations under this Agreement, neither Employee nor any agent, employee, officer or independent contractor of or retained by Employee shall make any duplication or other copy of any of the Confidential Material. Employee shall notify each person to whom any disclosure is made that such disclosure is made in confidence, that the Confidential Material shall be kept in confidence by such person and that such person shall be bound by the provisions of this Section. Notwithstanding the above, Employee shall be required to execute Employer's Standard Employee Confidentiality Agreement. In the event there are any contradictions between the Employee's obligations under the Employer's Standard Confidentiality Agreement and Employee's obligations hereunder, then the most restrictive provisions shall apply.

	28.	Proprietary Information.  For purposes of this Agreement,
"Proprietary Information" shall mean any information, future plans, business strategies, financial information, processes, observation, data, written material, record, document, computer program, software, firmware(?), invention, discovery, improvement, development, tool, machine, apparatus, appliance, design, promotional idea, customer list, practice, process, formula, method, technique, trade secret, product and/or research related to the actual or anticipated research development, products, organization, business or finances of Employer (or any of its affiliates). All right, title and interest of every kind and nature whatsoever in and to the Proprietary Information made, discussed, developed, secured, obtained or learned by Employee during the term of this Agreement, or the sixty (60) day period immediately following termination of this Agreement, shall be the sole and exclusive property of Employer for any purposes or uses whatsoever and shall be disclosed promptly by Employee to Employer. The covenants set forth in the preceding sentence shall apply regardless of whether any Proprietary Information is made, discovered, developed, secured, obtained or learned (a) solely or jointly with others, (b) during the usual hours of work or otherwise, (c) at the request and upon the suggestion of Employer or otherwise or (d) with Employer's materials, tools, instruments or on Employer's premises or otherwise. All Proprietary Information developed, created, invested, devised, conceived or discovered by Employee that are subject to copyright protection are explicitly considered by Employee and Employer to be works made for hire to the extent permitted by law. Employee hereby assigns to Employer all of Employee's right, title and interest in and to the Proprietary Information. Employee hereby forever fully releases and discharges Employer, any affiliates of Employer and their respective officers, directors and employees from and against any and all claims, demands, damages, liabilities, costs and expenses of Employee arising out of or relating to any Proprietary Information. Employee shall execute any documents and take any action Employer may deem necessary or appropriate to effectuate the provisions of this Agreement, including without limitation assisting Employer in obtaining and/or maintaining patents, copyrights or similar rights to any Proprietary Information assigned to Employer if Employer, in it sole discretion, requests such assistance. Employee shall comply with any reasonable rules established from time to time by Employer for the protection of the confidentiality of any Proprietary Information. Employee irrevocably appoints the Chairman of the Board of Directors of Employer to act as Employee's agent and attorney-in-fact to perform all acts necessary to obtain and/or maintain patents, copyrights and similar rights to any Proprietary Information assigned by Employee to Employer under this Agreement if (a) Employee refuses to perform those acts or
(b) is unavailable within the meaning of any applicable laws. Employee acknowledges that the grant of the foregoing power of attorney is coupled with an interest and shall survive the death or disability of Employee. Employee shall promptly disclose to Employer in confidence (a) all Proprietary Information that Employee creates during the term of this Agreement and (b) all patent applications filed by Employee within one year after termination of this Agreement. Any application for a patent, copyright registration or similar right filed by Employee within one year after termination of this Agreement shall be presumed to relate to Proprietary Information created by Employee during the term of this Agreement, unless Employee can prove otherwise. Nothing contained in this Agreement shall be construed to preclude Employer from exercising all of its rights and privileges as sole and exclusive owner of all of the Proprietary Information owned by or assigned to Employer under this Agreement. Employer, in exercising such rights and privileges with respect to any particular item of Proprietary Information, may decide not to file any patent application or any copyright registration on such Proprietary Information, may decide to maintain such Proprietary Information as secret and confidential or may decide to abandon such Proprietary information or dedicate it to the public. Employee shall have no authority to exercise any rights or privileges with respect to the Proprietary Information owned by or assigned to Employer under this Agreement. This Agreement does not apply to any Proprietary Information that qualifies fully under the provisions of California Labor Code Section 2870 or any similar or successor statute.

	29.	Competition.  During the term of this Agreement, Employee shall not own a five percent (5%) or more interest in, operate or participate in, or be connected with as an officer, director, employee, agent, independent contractor, partner, shareholder or principal of any business entity or person producing, designing, providing, soliciting orders for selling, distributing or marketing products, goods, equipment and/or services which compete with Employer's products, goods, equipment and/or services. Employee, except within the course of the performance of his duties hereunder, shall not any time while he is in the employ of Employer or any of its parents, subsidiaries or affiliates, and for a period of six (6) months thereafter, (a) employ any individual who was employed by Employer or any of its parents, subsidiaries or affiliates at any time during the period of six (6) months prior to the date Employee intends to employ such person or (b) in any way cause, influence or participate in the employment of any individual which would be contrary to Employer's best interests as determined by the Employer in its sole discretion.

	30.	Injunctive Relief.  Each of Employer and Employee hereby
acknowledges (a) the unique nature of the provisions set forth in the Sections of this Agreement entitled "Confidentiality", "Proprietary Information" and "Competition"; (b) that Employer will suffer irreparable harm if Employee breaches any of such provisions; and (c) that monetary damages will be inadequate to compensate Employer for such breach. Therefore, if Employee breaches any of such provisions, then Employer shall be entitled to injunctive relief (in addition to any other remedies at law or equity) to enforce such provisions.

	31.	Survival.  The representations, warranties and covenants of
Employee in this Agreement shall survive any termination of this Agreement.

	32.	Governing Law.  This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

	33.	Further Assurances.  Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

	34.	Venue and Jurisdiction.  All actions and proceedings arising in connection with this Agreement must be tried and litigated exclusively in the state and federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purposes of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

	35.	Arbitration.  Any controversy arising between the Employer and
Employee involving the construction or application of any of the terms, provisions or conditions of this Agreement shall, on the written request of either party served on the other, be submitted to arbitration. Any arbitration arising under this Agreement shall comply with the American Arbitration Association's Commercial Arbitration Rules and shall be final and conclusive upon both parties. Any judgment upon the award may be entered in any court having jurisdiction thereof.

	36.	Counterparts and Exhibits.  This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one document. All exhibits attached to and referenced in this Agreement are incorporated into this Agreement.

	37.	Attorneys' Fees.  The prevailing party(ies) in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding
("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party(ies): all costs, expenses and actual attorneys' fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment) and (b) any post-judgment or post-award Proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding.  All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses and actual attorneys' fees. The arbitrator(s) or court shall determine who is the prevailing party, whether or not the dispute or controversy proceeds to final judgment.  Employer and
Employee expressly acknowledge that this Section is not intended to in any way alter the parties' agreement that arbitration shall be the exclusive method of resolving any dispute related to this Agreement or Employee's employment with the Employer as set forth in Section 18. Employer and Employee agree that the reference to litigation in this Section is included so that the prevailing party can recover his or its attorneys' fees and costs if (a) either party files a lawsuit in violation of Section 18 (e.g., fees and costs incurred obtaining a court order compelling arbitration); or (b) a court rules that the arbitration provision in Section 18 is unenforceable for any reason.
	38.	Indemnification.  Employer hereby indemnifies Employee against all
Claims (as defined below) and all costs, expenses and attorneys' fees incurred in the defense of any of such Claims or any action or Proceeding brought on any of such Claims to the extent not covered by any applicable insurance or to the extent of any liability in excess of the policy limits of such insurance.
For purposes of this Section, "Claims" shall mean all liabilities, damages, losses, costs, expenses, attorneys' fees and claims arising from any activity, work or thing done, permitted or suffered by or undertaken by Employee in the course and scope of his employment with Employer. If any action or Proceeding is brought against Employee by reason of any such Claims, Employer, upon notice from Employee, shall defend such action or Proceeding at Employer's sole cost by legal counsel satisfactory to Employee. Nothing in this Section creates any rights to which any insurance company may be subrogated and no person who is not a party to this Agreement may enforce, directly or indirectly, this Section. Employer acknowledges and agrees that, at such time as it shall become financially practicable, Employer shall obtain errors and omissions insurance for all officers and directors in commercially reasonable amounts. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section unless otherwise provided when authorized or ratified, shall survive the termination of this Agreement, whether upon the expiration of the term or otherwise and shall continue as to the Employee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of the Employee.

	39.	Modification.  This Agreement may be modified only by a contract in writing executed by the party to this Agreement against whom enforcement of the modification is sought.

	40.	Headings.  The Section headings in this Agreement:  (a) are
included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement and (c) may not be used in the interpretation of this Agreement.

	41.	Prior Understandings.  This Agreement and all documents
specifically referred to and executed in connection with this Agreement: (a) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement; and (b) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

	42.	Interpretation.  Whenever the context so requires in this
Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. For purposes of this Agreement, the term "day" means any calendar day and the term "business day" means any calendar day other than a Saturday, Sunday or any other day designated as a holiday under California Government Code Sections 6700-6701. Any act permitted or required to be performed under this Agreement upon a particular day which is not a business day may be performed on the next business day with the same effect as if it had been performed upon the day appointed. No remedy or election under this Agreement is exclusive but, rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity.

	43.	Partial Invalidity.  Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable are not affected by such invalidity or unenforceability (unless such provision or the application of such provision is essential to this Agreement).

	44.	Successors in Interest and Assigns.  Employee may not voluntarily or by operation of law assign, hypothecate, delegate or otherwise transfer or encumber all or any part of its rights, duties or other interests in this Agreement without the prior written consent of Employer, which consent may be withheld in Employer's sole and absolute discretion. Any such transfer in violation of this Section is void. Subject to the foregoing and any other restrictions on transferability contained in this Agreement, this Agreement is binding upon and inures to the benefit of the successors-in-interest and assigns of each party to this Agreement.

	45.	Notices.  Each notice and other communication required or
permitted to be given under this Agreement ("Notice") must be in writing. Notice is duly given to another party upon (a) hand delivery to the other party; (b) receipt by the other party when sent by facsimile to the address and number for such party set forth below (provided, however, that the Notice is not effective unless a duplicate copy of the facsimile Notice is promptly given by one of the other methods permitted under this Section); (c) three (3) business days after the Notice has been deposited with the United States Postal Service as first-class, certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth below; or (d) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

		To Employer:	Coded Communications Corporation
					1939 Palomar Oaks Way
					Carlsbad, CA  92009
					Telephone:  (619) 438-5649
					Fax:  (619) 438-5649

		To Employee:	Gary Luick
					1939 Palomar Oaks Way
					Carlsbad, CA  92009
					Telephone:  (619) 438-5649
					Fax:  (619) 438-5649
		and			P.O. Box 2682
					Rancho Santa Fe, CA  92067-2682
					Telephone:  (619) 759-1949
					Fax:  (619) 759-1427

Each party shall make a reasonable good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this Section. A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

	46.	Waiver.  Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

	47.	Drafting Ambiguities.  Each party to this Agreement has reviewed and revised this Agreement and has had the opportunity to have such party's legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

	48.	Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer any rights or remedies on any person or entity other than the parties to this Agreement and their respective successors-in-interest and permitted assignees, unless such rights are expressly granted in this Agreement to another person specifically identified as a "Third-Party Beneficiary".

	49.	Receipt of Copy.  Employee hereby acknowledges that it has
received a signed copy of this Agreement.

	50.	Guarantee.  The obligations to Employee herein shall be guaranteed and become the joint and severable obligations of the Employer, its parent corporation (if any), its affiliated corporations and any corporation or entity that owns or controls, directly or indirectly, more than fifty percent (50%) of the Employer's common stock.

	IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EMPLOYEE:
					GARY LUICK


[Signatures continued on next page]



EMPLOYER:			CODED COMMUNICATIONS CORPORATION,
					a Delaware corporation

					By:
						Hugo R. Camou
						Chairman of the Board of Directors


ATTEST:


Steven Borgardt
Secretary




                            EXHIBIT A

                        POSITION DESCRIPTION


POSITION TITLE:		President/CEO

POSITION REPORTS TO:	Board of Directors

FUNCTION:	As Chief Executive Officer, shall have general active
charge and control over the business and affairs of the Corporation, subject to the Board of Directors.
Is responsible for directing the organization with the objective of generating the maximum profit and return on invested capital over the long term. Establishes current and long-range objectives, plans and policies subject to the approval of the Board of Directors, is the senior spokesman and represents the Corporation with its major customers, suppliers, the financial community, the shareholders and the public. May appoint such persons as officers, agents and employees of the Corporation as he shall from time to time deem necessary for the proper conduct of the business of the Corporation and may fix their compensation and terminate their employment. Any person appointed by him as an officer, but not elected by the Board, shall be a titular officer and not a corporate officer.

ETHICS AND VALUES:	Performs all job responsibilities and conducts all
business relationships, both internal and external, in concert with the ethical standards of the Corporation's stated policies and values.


RESPONSIBILITIES AND JOB DUTIES:

1.	With the advice of senior members of management and other resources, develops basic objectives, policies and business plans; reviews these with the Board of Directors.

2.	Ensures that corporate policies are properly interpreted and administered by subordinates; reviews and approves proposed internal policies of operating units.

3.	Directs the preparation of adequate plans for the future development and growth of the Corporation and all of its operating units and joint ventures; periodically presents such plans to the Board of Directors for concurrence.

4.	At specific times, presents operation and capital expenditure budgets for review and approval by the Board of Directors.

5.	Maintains liaison with the Board of Directors concerning the investigations and negotiations pertaining to mergers, joint ventures, the acquisition of businesses or sale or relocation of corporate assets.

6.	Analyzes operating results of the Corporation and operating units relative to established objectives and ensures that appropriate action is taken to correct unsatisfactory conditions.

7.	Ensures the adequacy and soundness of the Corporation's financial conditions and reviews working capital projections; negotiates and arranges for outside financing as necessary.

8.	Establishes the specific limitation of authority of subordinates regarding policies, contractual commitments, corporate assets, expenditures and personnel actions.

9.	Reviews and approves the appointment, employment, compensation, transfer or termination of key executives, including all direct corporate reports and direct reports of operating unit presidents.

10.	Plans for the development of personnel resources within the Corporation and recruitment of outside personnel necessary to initiate programs to ensure successful management continuity; ensures the development and implementation of a viable management succession program for all of his direct reports and their direct reports as well; reviews all performance reviews of direct reports of operating unit presidents.

11.	Reviews and approves the engagement of consultants and advisors whose fees during any 30-day period are anticipated to exceed $1,200 per day or $150.00 per hour and the renewal of such agreements and/or contracts in excess of $36,000 or 30 mandays.

12.	Ensures the adequacy and proper utilization of corporate staff activities as well as maintaining a cooperative effort on the part of operating groups, staff units or other elements under his direction.

13.	Represents the Corporation with major customers, suppliers, competitors, commercial and investment banks, legal counsel, stockholders, government agencies, professional and public organizations and other similar groups.

14.	Establishes the compensation policies of all operating unit
organizations and, in concert with the compensation committee of the Board of Directors, sets the specific compensation elements of his direct reports and approves the compensation of their direct reports as well.

15.	Approves all legal and litigation matters for all the Corporation and operating units of the Corporation and reports significant legal matters to the Board.

16.	Is the Corporation's senior officer responsible, in concert with the
Board, for all environmental policies, actions, plans, investigations and reviews; ensures that all operating units of the Corporation are in compliance (in fact and spirit) with all local, state and federal laws and regulations; reviews on an annual basis all operation units' plans and programs relating to environmental and safety matters.